March 20, 2009

US Securities & Exchange Commission
Attn: Brian R. Cascio, Accounting Branch Chief
450 Fifth Street N.W.
Washington, D.C.  20549-0306

Re: Biophan Technologies, Inc.
Form 10-K for fiscal year ended February 29, 2008
Filed June 13, 2008
File No. 000-26057

Dear Mr. Cascio,

This letter is in response to your comment letter dated February 27, 2009 related to the above filing and our November 30, 2008 Form 10-Q which you also referenced in your comment letter. Please find our responses to your comments in the same order your comments were presented.  References to "we" , "our", "us" or "Company" mean Biophan Technologies, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15.

1.)
COMMENT:  In future filings, revise to provide a discussion of liquidity and capital resources.  In addition, we note that you have continued to experience recurring operating losses and negative cash flows.  We also note that you will need significant additional capital to fund your business.  Please tell us and in future filings expand the disclosure to discuss the following:

•	Your plan of operation for the next twelve months, including plans to fully develop your products, and expected financing needs and sources;
•	A summary of any product research and development that you will perform for the term of the plan;
•	An indication of the amount of cash that will be required to effectively market your product;
•	Any expected purchase or sale of plant and significant equipment; and
•	Any expected significant changes in the number of employees

Refer to Item 303 of Regulation S-K.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 1 of 18

RESPONSE:  Historically, Biophan Technologies, Inc. (“Biophan”) has relied on several sources of revenue to support its operations – the licensing and sale of Intellectual Property (patents), grant revenues, and equity and debt financings.  The Company’s main source of revenue for the last 24 months has been from the $11 million sale of some of our Intellectual Property to Medtronic Corporation, supplemented by grant revenue, license fee minimum payments, technology transfer payments and testing services. Based on our current level of operations, our cash flow models reflect that we currently have sufficient cash on hand for the next 6-8 months of operations which may change by the time we file our Form 10-K for the year ended February 28, 2009.

Our business plan for the next 12 months has a two pronged approach to bring us additional capital to fund operations.  The first is to focus on monetizing our existing technologies, through licensing activities and grants. The Company has a broad technology portfolio covering a variety of applications including the Myotech CSS, a circulatory support technology which has a number of novel features for treating cardiac arrest patients.  The Company is focused on finding suitable licensing partners for these technologies, to enable them to reach the market through our technology partners.  A license transaction, whether around the Myotech CSS technology or any of our other technologies, typically will include an upfront license fee payment, milestone payments, as well as ongoing minimum royalties and running royalties on sales of licensed products.

The Company has filed grant applications associated with these technologies.  Grants are a useful way to bring in revenue to support meaningful research that both demonstrates the effectiveness of the technologies and helps to move them closer to commercialization.  The Company has grant applications pending at the National Institutes for Health. Grants provide not only funding for the specific research to be performed, but also allow a portion of the Company’s overhead to be funded.

In addition to monetizing our existing technology, the Company is seeking a strategic transaction to bring an additional technology or product line into the Company capable of generating cash flow to help move the Company to a cash neutral position and eliminate our dependence on external financing. The targeted transaction would bring additional capital resources into the Company in one of a number of ways – either through a concurrent financing with the transaction or through cash flow from operations of the acquired entity.

Historically and to date, we have not been a capital intensive operation as our business model was one where we would outsource any product manufacturing.  We anticipate this to hold true going forward.  During fiscal 2009 we have reduced out employment level from 9 to our current level of 7.  We do not anticipate increasing our staffing levels in the near future unless driven by increases in revenue generating activities.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 2 of 18

Comparison of the Years Ended February 29, 2008 and February 28, 2007

2.)
COMMENT:   Please tell us and revise future filings to discuss the “restructuring” referenced on page 17, including the amounts recorded in the financial statements related to the restructuring and the impact that this is expected to have on future operations.

RESPONSE: The restructuring efforts mentioned in prior filings refer to cost reduction measures that have included reducing the number of employees, scaling-back research & development activities and dissolving one of our majority-owned subsidiaries, Myotech LLC.   Biophan does not expect future cost-cutting measures to have a significant impact on operations during fiscal 2010 and thereafter.

In future filings, Biophan will stop using the phrase “restructuring” beginning with the annual 10-K report as of and for the year ended February 28, 2009) and instead will use phrases like:  “cost-cutting efforts” or “cost reduction measures.”

Reports of Independent Registered Public Accounting Firm, Page F-2

3.)
COMMENT:   We note that the inception to date amounts included in the consolidated statements of stockholders’ equity from August 1, 1968 to February 29, 2000 are not covered by an audit report.  In future filings please label these amounts as “unaudited.”  Similarly, since the entire inception to date amounts included in the consolidated statements of operations and consolidated statements of cash flows are not covered by audit reports, in future filings, please label the statements as “unaudited” so as not to confuse the investor.

RESPONSE: In future filings (beginning with the annual 10-K report as of and for the year ended February 28, 2009), Biophan will label the periods since inception through February 29, 2000 in the Consolidated Statements of Shareholders’ Equity as “unaudited,” and also label the since inception amounts in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows as “unaudited.”

4.)
COMMENT:  We note that the predecessor audit report of Goldstein Golub Kessler LLP includes a going concern explanatory paragraph.  In light of the lack of revenues from your planned principal business activities, recurring losses from operations and the significant deficit accumulated during the development stage please have your current auditors tell us how they evaluated the requirements of AU Section 341 in concluding that the audit report for fiscal 2008 should not include a going concern explanatory paragraph.  We reference the disclosure on page F-11 that your losses and accumulated deficit raise substantial doubt as to your ability to continue as a going concern.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 3 of 18

RESPONSE: As of the date of the audit report for fiscal 2008, Biophan demonstrated to its current auditors (Freed, Maxick & Battaglia, CPAs, PC) that it had sufficient cash to operate for a period of at least one year and a day.   This was supported by a detailed 12-month rolling cash flow budget that included specific cost reduction measures.  Please see the separate statement (Exhibit A) from Freed, Maxick & Battaglia, CPAs, PC regarding the application of AU Section 341.

Financial Statements

Consolidated Statements of Operations, Page F-5

5.)
COMMENT:   We note that you recorded $11 million in revenues from the sale of intellectual property rights.  Please tell us how the sale of intellectual property meets the definition of revenue discussed in SAB topic 13A1 and paragraphs 79, 84 and 85 of Concepts Statement 6.  Please tell us how you determined that this sale results in revenue rather than a gain on sale of assets which would be reported below gross margin as part of other operating activities.  Your response should indicate how the sale of these assets constitutes your ongoing major or central operations.

RESPONSE: In the fiscal 2008 Form 10-K, Biophan stated in the “Principal Business Activities” section that … “the Company’s primary mission is to develop and commercially exploit technologies for improving the performance of medical devices manufactured by third party companies, including the creation, protection and sale of intellectual property.”  Biophan management believes this statement informs investors that the Company is not in the business of manufacturing medical devices.  Rather, its central operations include filing patents, protecting its intellectual property positions, and generating revenue from intellectual property licensing and sales.

SAB topic 13A1 states “… the staff believe revenue generally is realized or realizable and earned when all of the following criteria are met:  1.) pervasive evidence of an arrangement exists, 2.) Delivery has occurred or services have been rendered, 3.) the seller’s price to the buyer is fixed or determinable, and 4.) collectability is reasonably assured.”   Biophan management believes the Intellectual Property Assignment Agreement dated as of August 6, 2007 by and between Biophan and Medtronic, Inc. (a copy of which was filed with the SEC on August 9, 2005) and the subsequent collection of $11 million in cash support the criteria for revenue.  Furthermore, Statement of Financial Accounting Concepts No. 6: Elements of Financial Statements (A Replacement of FASB Concepts Statement No. 3 — Incorporating an Amendment of FASB Concepts Statement No. 2), paragraph 79 states that “…revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity's ongoing major or central operations.”  Furthermore, paragraphs 84 and 85 state “…gains and losses result from entities' peripheral or incidental transactions and from other events and circumstances stemming from the environment that may be largely beyond the control of individual entities and their managements,” and “gains and losses may be described or classified according to sources. Some gains or losses are net results of comparing the proceeds and sacrifices (costs) in peripheral or incidental transactions with other entities,” respectively.  Based on this guidance, Biophan believes it was correct in accounting for the sale of intellectual property to Medtronic as revenue, as opposed to a gain on an incidental transaction, since the sale of intellectual property is specifically identified as being central to the Company’s operations.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 4 of 18

Note 2. Business Combinations, Page F-15

6.)
COMMENT: We note your issuance of 4,923,080 shares of common stock valued at $8,467,698 for the initial 35% interest in Myotech LLC.  On page F-9 of your Consolidated Statement of Shareholder’s Equity we also note a subsequent reversal of this amount as 2005 – treasury shares.  Tell us the nature of the reversal transaction and how this was recorded in your financial statements.

RESPONSE: According to paragraph 13 of Appendix A: ARB 51, As Amended By FASB No. 160: Noncontrolling Interests in Consolidated Financial Statements, “Shares of the parent held by a subsidiary shall~~should~~ not be treated as outstanding shares~~stock~~ in the consolidated statement of financial position and, therefore, shall be eliminated in the consolidated financial statements and reflected as treasury shares~~balance sheet~~.”  (Changes noted in this paragraph represent guidance before and after the effective date of FASB 160.)  The reversal transaction noted by the Commission, in the Consolidated Statement of Shareholder’s Equity, was a function of the consolidation which required the shares held by Myotech LLC to be accounted for as treasury stock.  (Before Myotech LLC became a majority-owned subsidiary it was deemed to be a VIE per FIN 46 and was therefore consolidated before Biophan’s ownership exceeded 50%.)

7.)
COMMENT:  We note that you provided an aggregate of $4,636,040 of additional funding through October 1, 2007 to Myotech.  Tell us where this funding is reflected in your Consolidated Statements of Cash Flows.

RESPONSE:   As stated above, Myotech LLC was deemed to be a VIE under FIN 46.  As such, the financial statements of Myotech LLC were consolidated with the financial statements of Biophan Technologies, Inc. and Biophan’s other majority owned subsidiaries (Biophan Europe GmbH and TE Bio LLC).  Transactions with subsidiaries and consolidated affiliates are eliminated upon consolidation. Accordingly, for the statement of cash flows the investment in Myotech LLC by Biophan was eliminated against the proceeds from sale of securities by Myotech. If the Commission would prefer that we present these as gross we will do so in future filings.

8.)
COMMENT:   You state that in October 2007, for an initial purchase price of $1,200,000, you increased the ownership percentage in Myotech to 68.02%.  Tell us where this $1,200,000 is reflected in your Consolidated Statements of Cash Flows for the Year Ended February 29, 2008.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 5 of 18

RESPONSE: Please refer to our response to Comment No. 7, above.  As stated in our “Basis of Consolidation” footnote, the standalone financial statements of Myotech LLC were included in the consolidated financial statements.

9.)
COMMENT:  Please describe to us your accounting treatment for the purchase of additional ownership in Myotech and how this is consistent with paragraphs 14 and A5-A7 of SFAS 141.  Please provide us and disclose in future filings your purchase price allocation that indicates how you determined the amount of negative goodwill.

RESPONSE: Biophan’s acquisition of Myotech LLC equity occurred over a period of time, in accordance with the terms of a Security Purchase Agreement dated November 30, 2005, a revised Security Purchase Agreement dated October 2, 2007 and an amendment to the revised Security Purchase Agreement dated June 30, 2008.  Initially, the Company was obligated to pay $2.74 per unit (per the November 30, 2005 agreement.)  However, in 2007, Biophan negotiated a revised Security Purchase Agreement that provided Biophan with 5,000,000 additional units, and an obligation to pay approximately $0.31 per unit for an additional 10,496,547 units.  The per unit price was below the net book value per unit price. Therefore, the negative goodwill was created as soon as the revised Security Purchase Agreement was executed and Biophan began to purchase units at a price that was below the book value per unit.  In accordance with paragraph 14 and A5-A7 of SFAS 141, Biophan accounted for this “step acquisition” of equity interests (units) under the purchase method.

SFAS 141, paragraph 44-46 discusses that if there is an excess of fair value of acquired assets over cost (negative goodwill), that excess should go to reduce long term assets with the residual recorded as a gain.  Accordingly, Biophan reduced the carrying value of Myotech’s long term assets (intellectual property, net of accumulated amortization) to the extent the book value of the shares purchased exceeded the cost of the incremental units purchased.

Biophan considered the extent to which the negative goodwill may have been an indication of impairment, as prescribed by SFAS 144.  However and as discussed in response to Comment Number 11, Biophan obtained independent valuations of the IP on February 28, 2007 and February 29, 2008 which concluded that the fair value of the IP exceeded the net carrying value of the intangible assets.

In future filings, Biophan will enhance the disclosure of the Myotech subsidiary in the business combinations footnote to include the final purchase price allocation prior to Myotech’s dissolution in October 2008, including a summary of negative goodwill that arose and was recorded as a reduction of the carrying value of its Intellectual Property as a result of Biophan’s investment subsequent to October 2, 2007 under the Revised Security Purchase Agreement.

10.)	COMMENT: Please provide us a roll-forward of the minority interest account. Tell us how you allocate losses from Myotech and how these amounts are recorded in your financial statements.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 6 of 18

RESPONSE: A rollforward of the minority interest account is included in Exhibit B.  Myotech LLC losses were allocated to the minority interest accounts, based on an analysis performed on a monthly basis, using Myotech LLC’s standalone financial statements.  Each month, Myotech’s loss from operations was allocated between Biophan (ultimately the majority unit holder) and the rest of the minority unit holders, using the relative percentage of total units held by each group.  For quarterly and annual reporting, the amount that was included in the consolidated statements of operations is the sum of the applicable monthly allocations to the minority unit holder group.  On each reporting date, the balance sheet minority interest account was adjusted to be equal to the relative allocation of net assets owned by the minority unit holders as of the last day of the reporting period.

Note 5.  Intangible Assets, Page F-18

11.)
COMMENT:   Tell us whether the amounts reported under intangible assets, net of amortization represent Myotech’s historical balances.  Also, tell us how you have applied provisions of SFAS 144 in determining whether these intangibles were impaired at February 28, 2007 and February 29, 2008.  Discuss the significant assumptions and estimates used in your analysis.

RESPONSE: Please refer to our response to Comment Number 9.   The amounts reported under intangible assets, net of amortization (Myotech LLC) represent the cumulative result of purchase accounting on intangible assets (intellectual property owned by Myotech) as a result of Biophan’s investment (a “step acquisition”) in Myotech LLC, including adjustments to reduce the value of this long term asset to account for negative goodwill.

As prescribed by SFAS 144, the Company assessed its long term assets for impairment on both February 28, 2007 and February 29, 2008 using undiscounted cash flow models.  Furthermore, it employed the services of an outside valuation expert (Empire Valuation Consultants) that also valued the underlying intellectual property which reflected a value greater than the recorded book value on the reporting dates.  Key assumptions and estimates used in the impairment analysis included the following:

Myotech CSS Benefits
•	Rapid installation - 3 minutes versus 20 minutes to 1 hour for comparable products
•	Does not come in contact with circulating the blood; reduces the risk of clotting, strokes, bleeding and infection
•	Supports both systolic and diastolic heart functioning; current devices only support systolic support

Business Model for Product Development and Market Penetration
•	Clinical trials and regulatory approvals completed in roughly 18 to 24 months for first product launch
•	Future R&D funding through Myotech equity raises

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 7 of 18

•	Manufacturing and distribution outsourced once the product reaches commercialization
•	Sales of the first generation of the product to begin in fiscal 2011

Key Financial Assumptions
•	On February 29, 2008 Biophan had $7M in cash and was expected to infuse another $2M into Myotech to further the development of the product
•	Research shows approximately 300,000 patients annually in the US experience in-hospital cardiac arrests (over 600,000 worldwide)
•	Product sale prices are approximately $7,500 for the cups; $40,000 per drive unit (Significantly less than the devices offered by Ambiomed). Total market potential of $4.8B per year
•
3 possible financial scenarios considered in the financial model; conservative initial adoption rate of 24 hospitals for a total of 500 procedures or $5M  in year 1, escalating to 542 hospitals, 30,000 cups sold with revenues of $250M by year 5.

•
The cost of the cups to manufacture, which would be performed on an outside contract basis, is approximately $2,500 each or 67% gross margin; the drive unit costs approximately $20,000 each or 50% gross margin

•	In year 1, the operating budget is estimated to be $4.5M, increasing 10% through 2011 and then 25% thereafter; marketing expenses estimated to be 20% of revenue; 3% royalty obligation
•	Total undiscounted cashflow of approximately $142M through 2015

Please note, while there was no impairment on February 28, 2007 and February 29, 2008, during Q3 of fiscal 2009, events occurred that changed some of the assumptions outline above.  The resulting impairment analysis led management to conclude that it was appropriate to record an impairment charge of approximately $14M (Please refer to our response to Comment Numbers 24 & 25 for further discussion.)

Note 7. Line of Credit Agreements, Page F-19

12.)	COMMENT: With regard to your line of credit with Biomed Solutions on May 27, 2005, please tell us where the discount of $958,160 is reflected in your Consolidated Statement of Stockholder’s Equity.

RESPONSE: The stated amount is included in the amount of $2,395,485 captioned “Beneficial conversion feature of note payable”.  The difference of $1,437,325 represents the discount on borrowings under the additional line of credit agreement entered into on January 24, 2006. The balance owed on this first LOC was $500,000 at February 28, 2006 and 2007 and February 29, 2008.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 8 of 18

13.)
COMMENT:  Tell us the amount you borrowed under the additional line of credit with Biomed Solutions in January 2006.  Also, tell us where the discount of $1,678,425 is reflected in your Consolidated Statement of Stockholder’s Equity.

RESPONSE: Through February 28, 2006, $2,300,000 was borrowed under the additional line of credit.  As noted in the Response to Comment Number 12, $500,000 was outstanding under the first line of credit, bringing total borrowings with Biomed Solutions to $2,800,000 on February 28, 2006.  The calculated discount on the second (additional) line of credit was $1,437,325, as explained in the response to Comment Number 12.  The amount noted by the Commission on page F-19 of the fiscal 2008 Form 10-K ($1,678,425) is an error only in the body of the footnote.  That is, the amount reported in the Consolidated Statement of Stockholders’ Equity was properly stated.  Biophan will report the correct amount in the Line of Credit Agreements footnote in future filings.

14.)
COMMENT:  You state that an amendment in October 2006, reduced the price at which the $5,000,000 Biomed Note is convertible into shares of your common stock.  Please tell us if the $5,000,000 Biomed Note is the same as the additional Line of Credit with Biomed entered into in January 24, 2006.  Also, tell us how you accounted for the reduction in conversion price resulting from this amendment.  Specify the accounting literature relied upon.

RESPONSE: As indicated by the date descriptor, the $5,000,000 Biomed Note is the same as the second (additional) LOC entered into on January 24, 2006.  On October 11, 2006, borrowings under this additional LOC totaled $3,930,000.  The reduction in conversion price was treated as a loss on extinguishment of debt in the amount of $670,053 in accordance with EITF Issue No. 06-6 - Debtor's Accounting for a Modification (or Exchange) of Convertible Debt Instruments.

Note 10.  Senior Secured Convertible Notes, Page F-20

15.)
COMMENT:  We note that you issued $7,250,000 of Senior Secured Convertible Notes on October 11, 2006.  As consideration to the investors, you also issued one-year warrants to purchase 10,820,896 shares of your common stock and five year warrants to purchase 10,820,896 shares of your common stock.  You also recorded a discount on the Notes of $7,250,000 for the fair value of the warrants and additional expense of $7,304,105 for the excess of warrants over the carrying value of the Notes.  Please tell us your accounting basis for this treatment and specify the literature relied on.  Also, tell us how you considered the provisions of EITF 00-27 in allocating the proceeds of your Notes between the warrants and any beneficial conversion options.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 9 of 18

RESPONSE: The entry noted by the Commission was recorded in order to properly state the fair value of the warrant liability created at the time the Senior Secured Convertible Notes agreement was executed and to then adjust the liability to fair value on the subsequent reporting date.  The Company followed the guidance outlined in EITF 00-19, which requires freestanding contracts that are settled in a Company’s own stock to be designated as an equity instrument, asset or liability.  A contract designated as a liability must be carried at fair value with any changes in fair value recorded in the statement of operations.  Biophan determined that the warrants issued pursuant to the Purchase agreement, due to the registration rights requirements contained therein, as well as other outstanding warrants, due to the insufficiency of the Company’s then current number of authorized and unissued shares of common stock, should be designated as a liability.  Accordingly, using the Black-Scholes method to compute the fair value, the total estimated liability on October 12, 2006 was $15,309,980.

16.)
COMMENT:  Please tell us where the payment of $652,500 relating to the Forebearance Agreement is reflected in your Consolidated Statement of Cash Flows.  In addition, tell us and disclose in future filings whether you may have to pay any similar charges in future periods.

RESPONSE:  The Forebearance agreement payment noted by the Commission was a form of a penalty the Company was required to pay because it was out of compliance with provisions of the Senior Secured Convertible Notes.  The entry that was recorded when the payment was made was to debit expense (“liquidating damages”) and credit cash.  Therefore, in the Consolidated Statement of Cash Flows, the payment was reflected in the net loss line item and not in any of the line-items that appears in the cash flows provided by (used in) financing activities section.

As noted in Biophan’s Q3 10-Q filing, the Senior Secured Convertible Notes were paid-off in September 2008.  Therefore, the Company does not anticipate incurring similar charges in future periods. We respectfully submit that this does not require the Company to comment on the likelihood of incurring similar charges going forward.

17.)
COMMENT:  We note that in fiscal 2007, you adjusted the exercise price of the warrants issued to investors pursuant to the Purchase Agreement at $0.81 to $0.89 per share to $0.51 per share.  Please tell us and revise future filings to disclose your accounting for this reduction in the exercise price including the impact that it had on your financial statements.

RESPONSE:  The warrants issued in connection with the Company’s Senior Secured Convertible Notes contain a variable anti-dilution feature that automatically adjusts the number of warrants and exercise price to be consistent with subsequent financing transactions.    We described this variable anti-dilutive feature in several places in the Senior Secured Convertible Notes footnote, including the last two sentences of the fourth paragraph, as it was presented in the fiscal 2008 10-K.   While this feature has been triggered on two separate occasions, the transaction that triggered the change noted by the Commission was the issuance of the Fee Warrants to the private investor group led by Iroquois Master Fund Ltd in fiscal 2007.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 10 of 18

In addition to evaluating the impact of the change in the terms on the fair value derivative liability account, the Company consulted ETIF 06-06 to evaluate whether the change was significant enough to trigger debt extinguishment accounting treatment. The Company concluded that since the change in the embedded warrants were not triggered by a modification of the debt (rather, it was triggered by the issuance of the Fee Warrants), the provisions under EITF 06-06 and related extinguishment of debt treatment from a substantial modification in debt were not required.  The only accounting adjustments that were posted related to this event were:  a.) the Forebearance Agreement payment discussed in the response to Comment Number 16, b.) the expense recorded in connection with the fair value of the issuance of the fee warrants, and (indirectly) c.) the accounting required under EITF 00-19 for the fair value of the liability created by the warrants.   We will revise future filings to give clarification of the accounting impact of the adjustment of the exercise price.

18.)
COMMENT:  Please tell us and disclose in future filings your accounting treatment related to the modification of the original warrants that resulted in additional expense of $5.3 million in fiscal 2007 and indicate how you determined the amount of expense for this modification.

RESPONSE:  The $5,318,064 referenced in the last sentence of the fourth paragraph of the Senior Secured Convertible Notes is not, as it is stated, “… an expense … for this modification in the period ended February 28, 2007.”  It is actually a (non-cash) gain recorded as a result of the change in the fair value warrant liability, as properly stated in the consolidated Statement of Operations. In accordance with EITF 00-19, the Company established the fair value warrant liability when it was triggered and then subsequently adjusted it (through income) as of future reporting dates (also see Comment 20).

The Company’s filings have been in error with respect to the description of the item in the body of the footnote, not in the presentation or caption in the Consolidated Statements of Operations.  Biophan will correct the footnote accordingly in future filings.

19.)
COMMENT:  With regard to Amendment No. 1 to the Securities Purchase Agreement, we note that you reduced the conversion price of the Notes and the exercise price of the related warrants.  For accounting purposes, they have been treated as an extinguishment of the old debt.  Please tell us the accounting basis for your conclusion including the specific literature relied on and how you determined that the modifications resulted in an extinguishment of debt.  In addition, tell us how you determined the amount of the loss.

RESPONSE:   On October 3, 2007, the Company executed Amendment No 1 to the Securities Purchase Agreement (“the Amendment”) in order to release certain assets secured by the senior secured convertible note holders and which therefore allowed the $11 million sale of intellectual property to Medtronic, Inc.  The terms of the Amendment were significantly different from the terms of the (original) Securities Purchase Agreement, executed on October 11, 2006.  That is, the change in the fair value exceeded 10% and per EITF 96-19 “Debtors Accounting for a Modification or Exchange of Debt Instruments,” required extinguishment of debt accounting treatment.  This in turn, in accordance with EITF 05-07 and EITF 06-06, led to the conclusion that the warrants should be properly accounted for under APB 14, which states that the proceeds of the “new” debt ($5,768,777) should be allocated between the fair market value of the warrant ($4,856,075) and the fair market value of the debt ($5,768,777).  The amount allocated to the warrant was recorded as a note discount (with a corresponding credit to APIC) and amortized into expense under the interest method.  Also, since this transaction was classified as an extinguishment of debt, the Company recorded a beneficial conversion feature equal to $3,021,197 which was recorded as a component of interest expense.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 11 of 18

Note 11. Fair Value of Warrant Liability, page F-21

20.)
COMMENT: You state that you recorded a liability of $10,157,937 for the fair value of the warrants related to the Senior Secured Convertible Notes at February 28, 2007.  Your balance sheet shows an amount of $10,494,006 as the fair value of warrant liability.  Please tell us the reason for this difference.   In addition, you state that the value of the warrants was $14,554,105 at inception on page F-21 which indicates a reduction in the liability of approximately $4,396,168.  However, your income statement shows a change in fair value of warrants of $5,318,064.  Please provide a roll-forward of the warrant liability.

RESPONSE: Please refer to our response to Comment Number 30 for an overview of how the Company has accounted for the fair value of warrant liability accounts and applicable guidance.  The difference noted by the Commission above is a function of the fact that the liability was triggered before the reporting date. That is, $10,157,937 was the fair value of the warrant liability on the date the liability was created and $10,494,006 was the fair value of the warrant liability on February 28, 2007.  As per EITF 00-19, paragraph 10 states “…the contract should be reclassified as of the date of the event that caused the reclassification.  If a contract is reclassified from permanent or temporary equity to an asset or a liability, the change in fair value of the contract during the period the contract was classified as equity should be accounted for as an adjustment to stockholders’ equity.  The contract subsequently should be marked to fair value through earnings.”

The Company stated that the fair value of the liability near the end of the same paragraph on page F-21.  In order to avoid any further confusion, however,  Biophan intends to clarify the wording in future filings, beginning with the annual 10-K report as of and for the year ended February 28, 2009.  See Exhibit C for the requested account rollforward.

21.)	COMMENT: On a related note, in future filings provide a roll-forward of your outstanding warrants for the periods presented, similar to your stock options outstanding.

RESPONSE: In future filings Biophan will expand disclosure of the outstanding warrants for the periods presented, similar to the stock option outstanding footnote.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 12 of 18

Note 17, Stock-Based Compensation Plans, Page F-24

22.)	COMMENT: Tell us why some of the assumptions in 2007 are marked as “unaudited.”

RESPONSE: Our prior auditors (Goldstein Golub Kessler LLP) requested that that we indicate “unaudited” next to assumptions impacted by a change we made in presentation.  In the fiscal 2007 Form 10-K, the risk free interest rate, expected option lives, volatility and dividend yield were presented as a range of values.  In the fiscal 2008 Form 10-K, we modified the presentation and instead stated them as weighted average single values.  Goldstein Golub Kessler LLP was not engaged as our auditor at the time and so they were not inclined to audit the change.

Biophan will obviously drop the “unaudited” notation in the fiscal 2009 10-K.  Furthermore, given the nature of the change, we do not believe the footnote is misstated.

Form 10-Q for the quarterly period ended November 30, 2008

Statements of Cash Flows, page 3

23.)
COMMENT:  Tell us and disclose in future filings the nature of the $6.7 million decrease to net cash (used in) provided by operating activities related to minority interest and changes in investment in subsidiaries, net.

RESPONSE: This line-item in the Consolidated Statement of Cash Flows consists of the change between the minority interest (balance sheet) accounts for the nine months ended November 20, 2008 (which takes into account adjustments to minority interest as a result of the losses from operations incurred by Myotech) and negative goodwill adjustments posted to Myotech’s long term assets (the Myotech CSS intellectual property) following Biophan’s investment in Myotech units at a price that was below book value.  (See Exhibit B and our response to Comment Number 9.)

In future filings Biophan will expand disclosure of the $6.7 million line-item in the consolidated Statement of Cash Flows.

Intangible Assets, page 6

24.)
COMMENT:  Please tell us and disclose in future filings the business and operational facts and circumstances leading to the impairment of Myotech CSS intellectual property.  Your discussion should focus on the business reasons that estimates of future operating results and cash flows changed from those estimates developed at the time the asset was acquired.  In addition, disclose the significant assumptions and estimates used in your analysis to determine the asset impairment.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 13 of 18

RESPONSE:  (Please refer to our response to Comment 11 for background and a comprehensive listing of assumptions that have historically been a part of the Company’s test for impairment.)  During Q3 of fiscal 2009, the Company utilized $2.15 million dollars and 18 million shares to prepay its Senior Secured Convertible Notes.  Furthermore, in an effort to cut costs, in October 2008, the Company dissolved Myotech LLC.  During this same period of time the overall US economy began to decline as well.  These events led Biophan to conclude that it was necessary to modify the following critical assumptions to Myotech’s intellectual property cash flow model:
•
Funding – Biophan could no longer fund the internal development required to bring the Myotech CSS device through clinical trials and regulatory approval.  Instead, Biophan plans to attract an outside strategic partner, through the issuance of an exclusive licensing agreement, who will define the regulatory and clinical strategy.  This means the entire financial model will change from an outsourced manufacturing model to a licensing model.  That is, Biophan intends to receive a portion of product sales in the form of a royalty instead of participating in the product development and ultimate manufacturing and sale of the CSS products.

•	Timing - The sudden change in liquidity and alteration of the business model extended the time to market, including adding the time required to bring an appropriate strategic partner into the program.
•
Market/Economy – The general US economic problems have  strained the markets making additional equity raises for any entity more challenging, which drove us to pursue a licensing model as opposed to a model based upon raising development funds through investment.  Furthermore, the general economic problems have  impacted the potential development partners, who are following a more conservative, “wait and see” approach before committing to a program that requires significant investment to reach the market.

Biophan management revised its revenue model for the Myotech CSS device to align with the changes outlined above.  As a result, it was determined that the fair value was impaired.  The fair value (on a conservative discounted cashflow basis and the revised assumptions discussed above) was determined to be approximately $1,800,000.  Biophan recorded a loss from impairment in conjunction with reporting the discontinued operations for the Myotech LLC entity and commenced amortizing the fair value over the remaining life of the underlying patents.

Since the above events occurred in the 3rd quarter of fiscal 2009, management of Biophan is still pursuing suitable business partners to fund the further development of the CSS.  Management will reanalyze its impairment assessment at February 28, 2009 to see if an additional impairment is warranted based on the results of their efforts.

25.)
COMMENT:  In light of the dissolution of Myotech LLC, and your recurring losses and cash flow deficits, please tell us how you assessed the recoverability of the remaining carrying value of the Myotech CSS intellectual property of $1,780,328 at November 30, 2008.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 14 of 18

RESPONSE:  As noted above, in the responses to Comment Numbers 11 and 24, the Company significantly changed its revenue assumptions and conservative cash flow models from fully participating in the net income generated from product sales to receiving royalty revenue, which royalty rate was benchmarked against current royalty agreements and comparable market transactions.  Going forward, development, regulatory, marketing and distribution costs for the Myotech CSS device will not be incurred by Biophan.  These costs contributed significantly to the recurring losses and cash flow deficits.  The carrying value at November 30, 2008 was based on a conservative discounted cash flow model to arrive at the fair market value of the CCS intellectual property.  We will be performing a FAS 144 impairment analysis at February 28, 2009 based on events that have occurred subsequent to November 30, 2008 that may have impacted our cash flow models and will record any indicated impairment at that time.

26.)	COMMENT: In future filings, clarify the nature and related accounting treatment for the other intangible assets.

RESPONSE: In future filings, Biophan will clarify that the other intangible assets are similar to the Myotech CSS intangible asset in that they consist of intellectual property whose carrying value was created as a result of applying the purchase method of accounting.  They are supported each reporting period by an impairment analysis performed by management and are being amortized over the remaining life of the underlying patents.

Investment in Myotech LLC, Page 9

27.)
COMMENT:  Please tell us and disclose in future filings the significant terms of the June 30, 2008 amendment to the Securities Purchase Agreement and how this was recognized in your financial statements.  Tell us how you calculated the negative goodwill and how you adjusted the amounts in your financial statements.

RESPONSE: The June 30, 2008 amendment to the revised Securities Purchase Agreement dated June 30, 2008 did not have an accounting or financial reporting consequence to either Biophan or Myotech LLC.  The purpose of the agreement was to clarify one paragraph (par 1.3a) in the Revised Securities Purchase Agreement to require Myotech to have completed the “third closing obligations” defined in paragraph 1.3b as a condition of continued unit purchases.  The conditions included the development of a detailed product development plan and a detailed monthly budget, which were both completed, as evidenced by subsequent purchases of Myotech units by Biophan.  In light of this, we respectfully submit that further disclosure is not necessary.

Please see our response to Comment Number 9 for further discussion of our method for calculating the negative goodwill.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 15 of 18

Discontinued Operations, page 10

28.)	COMMENT: Tell us how you calculated the amount of minority interest included in the loss from operations of discontinued operations.

RESPONSE:  Prior to accounting for the dissolution of Myotech LLC (the discontinued operation), the loss from operations allocated to the minority shareholders was based on an analysis of the portion of monthly Myotech losses allocated to the minority unit holders, based on their relative ownership percentage.   Please refer to our response to Comment Number 10.   As of the date of dissolution, the Company changed its reporting to conform with paragraph 43 of SFAS 144 which states that “… the results of discontinued operations, less applicable income taxes (benefit), shall be reported as a separate component of income before extraordinary items (if applicable).”  Therefore, the amount of the loss allocated to the minority interest unit holders is included in the loss from discontinued operations line item.

29.)
COMMENT: We note that you recorded a charge against paid in capital for $8,398,775 for the return of your shares.  Please tell us the specific accounting treatment and the literature that you relied on for this transaction.

RESPONSE: The charge to paid in capital for $8,398,775 that was recorded when the shares held by Myotech were returned to Biophan represents the difference between the fair value of the shares when they were originally transferred to Myotech in November 2005 ($8,467,698) and the fair value of the shares on the date Myotech was liquidated ($68,923).  Although we could not find any specific accoutning literature that address this specific type of transaction, the Company followed the principles of liquidation accounting and FAS 144 accounting as it relates to impairment of assets, which states that the historical basis of accounting no longer applies.  That is, assets should be revalued to their estimated net realizable values and liabilities to their estimated settlement amounts.  In this context, the concept is also consistent with GAAP related to treasury stock, specifically, that state that gains and losses on sales of treasury stock should be accounted for as adjustments to capital and not part of income.

Fair value of Warrant Liability, Page 14

30.)
COMMENT:  Please tell us and disclose in future filings the basis for the accounting treatment for the warrants that are being accounted for as liabilities.  Tell us how you determined the liability treatment and the literature that you relied on for this accounting treatment.

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 16 of 18

RESPONSE: Decisions related to accounting for the fair value warrant liability required an analysis of the underlying instruments as well as a thorough reading of EITF 00-19.   As per EITF 00-19, paragraph 19, the Company “… evaluates the whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares.”   In that evaluation, the Company compares (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments with (b) the maximum number of shares that could be required to be delivered under share settlement of the contract.   In our case, the contracts (the warrants) require the Company to deliver shares of stock.  However, to the extent the Company doesn’t have available shares of authorized and unissued shares, Biophan would be required to settle the contracts in cash.  As of each reporting date, the FV warrant liability account represents the amount of cash that would be required to settle the warrants if they were exercised on that date.  That is, it represents the portion of the contract that would have to be settled in cash and (per EITF 00-19) is one of the characteristics that require it to be classified as a liability.   The initial measurement occurs on the date the liability is triggered.  Often, this trigger event occurs during a reporting period and not at a reporting period ending date. At the month end in which a trigger event occurs, the entry to record the derivative liability is debit paid-in-capital and credit warrant liability for the calculated fair value. On each subsequent balance sheet date, however, the liability under the contract is restated to fair value which is adjusted through earnings.

Stockholders’Equity, Page 14

31.)
COMMENT:  Tell us the nature of the 120,555,441 shares issued for principal and interest on the convertible notes.  Please reconcile this amount to your disclosure on page 13 that you delivered 14.2 million shares of your common stock in satisfaction of your notes.

RESPONSE:  The terms of the Senior Secured Convertible Notes were such that the Company was required to make principal and interest payments in stock, unless the Company elected to notify the note holders otherwise, well in advance of the payment due dates.   Therefore, the 120,555,441 amount noted by the Commission in the Shareholder’s Equity footnote represents the sum of the shares issues prior to the settlement of the debt in September, plus 14.2 million shares issued in conjunction with the debt settlement, plus an additional 3.9 million shares issued at the time of the settlement in consideration for redemption of some of the underlying warrants.  In future filings we will expand the disclosures in the senior secured convertible debt footnote so a reader can reconcile the total shares issued to the debt holders. In future filings we will expand the disclosures in the senior secured convertible debt footnote so a reader can reconcile the total shares issued to the debt holders.

In connection with our responses to your comments above, we acknowledge the following:
•	Biophan Technologies, Inc. (“Biophan”) is responsible for the adequacy and accuracy of the disclosures in our filings,
•	Your comments or any changes we make in response to your comments do not foreclose the Commission from taking any action with respect to our filings, and
•	Biophan cannot assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 17 of 18

Thank you for your time and your review of our Company filings.  Should you require any further clarification or have comments on the enclosed, please don’t hesitate to contact me at (585) 267-4821 or meg@biophan.com.

Sincerely,

/s/ Margaret V. Russell

Margaret V. Russell
Chief Financial Officer

Schedule of Exhibits:
A – Correspondence from Freed, Maxick & Battaglia, CPAs, PC regarding AU Section 341  (Reference: Commission Comment No. 4)
B – Minority Interest Rollforward  (Reference:  Commission Comment No. 10)
C – Fair Value Warrant Liability Rollforward (Reference:  Commission Comment No. 20)

Biophan Technologies, Inc. – Response to SEC Comment Letter February 27, 2009	Page 18 of 18

March 19, 2009

US Securities & Exchange Commission
Attn: Brian R. Cascio, Accounting Branch Chief
450 Fifth Street N.W.
Washington, D.C.  20549-0306

Re:	Biophan Technologies, Inc.
Form 10-K for fiscal year ended
February 29, 2008
Filed: June 13, 2008
File No. 000-26057

Dear Mr. Cascio:

This letter is in response to your comment letter dated February 27, 2009 related to the above filing in which you asked us as the auditors of Biophan Technologies, Inc. (the "Company") to provide certain information as it relates to our audit report for the above fiscal year.  Your comment and our response are as follows:

Comment No. 4

Reports of Independent Registered Public Accounting Firm, Page F-2

We note that the predecessor audit report of Goldstein Golub Kessler LLP includes a going concern explanatory paragraph.  In light of the lack of revenues from your planned principal business activities, recurring losses from operations and the significant accumulated deficit accumulated during development stage, please have your current auditors tell us how they evaluated the requirements of AU Section 341 in concluding that the audit report for fiscal 2008 should not include a going concern explanatory paragraph.  We reference the disclosure on page F-11 that your losses and accumulated deficit raise substantial doubt as to your ability to continue as a going concern.

Response

In connection with our audit of the Company we did consider whether there was substantial doubt at February 29, 2008 about the Company’s ability to continue as a going concern.  As a result of our audit procedures we considered a number of factors in arriving at our conclusion that substantial doubt did not exist that the Company would continue as a going concern for a reasonable period of time, not to exceed one year beyond the financial statement date.  The following factors were among the most prevalent that we based our judgment on.

As a result of the Company's sale of certain intellectual property during the year, as of February 29, 2008 the Company had $6.9 million in cash and cash equivalents on hand which was sufficient enough to fund its liquidity and capital needs for the foreseeable future.  In addition, the Company provided conservative cash flow projections based on assumptions related to expected revenues and implemented operating cost reduction measures that it had or was in the process of implementing which provided substantial improvements to its cash flow.

We would also like to point out that although the Company has suffered recurring losses over the past several years, a significant portion of the expenses reflected on the statement of operations were non-cash charges.  This factor is reflected on their statement of cash flows for fiscal 2008.  Although the Company sustained a $5.1 million net loss, it generated $4.7 million in cash flow from operations.

In conclusion, based on the above factors, our knowledge of the Company’s operations and the results of our other audit procedures performed, it was determined that the Company had sufficient liquidity to fund its cash needs for a reasonable period of time beyond the balance sheet date.  Therefore, a going concern explanatory paragraph was not deemed necessary.

We will provide a written response if you have any further comments regarding the above matter.

Freed Maxick & Battaglia, CPAs, PC

Biophan Technologies, Inc.
Exhibit B to SEC Comment Response Number 10
Minority Interest Rollforward
						CONSOLIDATED BALANCE SHEETS			CONSOLIDATED STATEMENTS OF OPERATIONS
	Biophan's Ownership in MYO	Minority Interest in MYO	Minority Interest in MYO (Avg/Period)	Calculated MYO Net Assets		MYOTECH Minority Interest (BS) Acct. Balance	Minority Interest in Other Subsidiaries Acct'd For in Consolidation	Minority Interest Per Balance Sheet (As Reported)	Minority Interest Portion of MYO's Loss From Operations	MI (Loss) Income Aje to Stmt of Operations From Other Subsidiaries	MI Aje to Stmt of Operations (As Reported)
On November 30, 2005	35.00%	65.00%		24,193,422		15,725,725	26,523	15,752,248
MYO Loss From Operations (3 mos)			63.26%	(992,026)					(627,526)	21,367	(606,159)
BIPH Investment				1,185,000
On February 28, 2006	38.02%	61.98%		24,386,396		15,115,420	73,689	15,189,109
MYO Loss From Operations (12 mos)			57.49%	(4,163,326)					(2,393,594)	367,955	(2,025,639)
BIPH Investment				3,034,349
On February 28, 2007	43.66%	56.34%		23,257,419		13,104,044	35,838	13,139,882
MYO Loss From Operations (12 mos)			47.30%	(2,878,583)					(1,361,705)	(35,745)	(1,397,450)
BIPH Investment				1,616,685
Equity true-up adjustment				45,192
On February 29, 2008	68.03%	31.97%		22,040,713	A	7,047,099	6,851	7,053,950
MYO Loss From Operations (9 mos)			30.80%	(1,727,224)					D	0	0
BIPH Investment				700,000
Loss on Disposal of Assets				(49,510)
Loss on Impairment of LT Assets				(14,564,958)
Transfer of remaining FV of IP to Biophan				(1,800,000)	B
Reversal of Cumulative Goodwill				(4,599,021)	C
On November 30, 2008	0.00%	0.00%		0		0	0	0

Note:	A -	The difference between the amount noted above ($22,040,713) and equity in the fiscal 2008 10-K footnote ($17,464,479) represents cumulative negative goodwill adjustments through that reporting date.

B -	Represents a net reversal of the IP recorded on Myotech's general ledger in November 2005, in conjunction with VIE accounting rules.

C -	This represents cumulative negative goodwill adjustments through the date of dissolution.

D -
In accordance with accounting standards for reporting losses from discontinued operations, Biophan did not separately state an adjustment for the minority  interest portion of this entity's losses.  Rather, all of the losses were included in the loss from operations of discontinued operations line.

Biophan Technologies, Inc.
Exhibit C to SEC Comment Response Number 20
FV Warrant Liability Rollforward

				FV Warrant Liab	Net (Gain) or
	Entry	Debit	Credit	Dr/(Cr)	Loss Reported
	Additional Expense Related to Warrants	7,304,105			7,304,105
	Discount	7,250,000
	APIC	1,257,965
	Change in FV Warrant Liability		5,318,064		(5,318,064)
Fiscal 2007	FV Warrant Liability		10,494,006	(10,494,006)

	<1.) Allocation of debt proceeds as per EITF 00-27; 2.) Reclassification of FV warrant liability per EITF 00-19 on date it was triggered ; 3.) Reassessed FV warrant liability on reporting date.>

	FV Warrant Liability	10,494,006
	Change in FV Warrant Liability		4,339,214		4,339,214
Fiscal 2008	Reclassification of Warrants to Equity		6,154,792	0

	<1.) Reassessed FV warrant liability up to date of shareholder's meeting; 2.) Reclassified contracts into equity when increase in authorized number of shares was approved>

	APIC	23,897
	Change in FV	245,590			245,590
9 Mos Ended 11/30/08	FV Derivative Liability		269,487	(269,487)

(Fiscal 2009 YTD)	<1.) Established liability on date it was triggered ($23,897); 2.) Reassessed FV warrant liability on reporting date.>